NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED AUGUST 31, 2005
GRANDVIEW GOLD INC.
(A Exploration Stage Company)

Responsibility for Financial Statements

The accompanying financial statements for Grandview Gold Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Grandview Gold Inc. have not performed a review of the unaudited financial statements for the three months ended August 31, 2005 and August 31, 2004.

Grandview Gold Inc.
(A Exploration Stage Company)
Balance Sheets

	August 31,	May 31,
	2005	2005
	(Unaudited)	(Audited)
Assets

Current assets
Cash	$2,386,005	$244,067
Marketable securities	9,766	9,766
Accounts receivable	35,065	24,988
Prepaid expenses	14,921	5,670

	2,445,757	284,491
Mining interests (Note 2)	888,889	659,236

	$3,334,646	$943,727

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$152,191	$133,016
Loan payable (Note 3)	95,000	-

	247,191	133,016

Shareholders' Equity

Share capital (Note 4(b))	7,142,938	4,781,750
Warrants (Note 4(c))	223,558	173,388
Contributed surplus (Note 4(e))	921,904	800,613
Deficit	(5,200,945)	(4,945,040)

	3,087,455	810,711

	$3,334,646	$943,727

Grandview Gold Inc.
(A Exploration Stage Company)
(Unaudited)
Statements of Operations and Deficit

			Cumulative
			from date of
			inception of
	Three Months Ended		exploration
	August 31,	August 31,	stage
	2005	2004	(March 26, 2004)
Operating expenses
Management services	$48,038	$35,047	$310,901
Investor relations, business development
and reporting issuer maintenance costs	31,090	9,367	271,695
Bad debt expense	-	-	1,235
Professional fees	24,539	-	211,412
Office and administration	30,947	4,197	94,983
Write-down of marketable securities	-	-	15,234
Stock option compensation	121,291	-	896,904

Loss before the undernoted	(255,905)	(48,611)	(1,802,364)

Forgiveness of debt	-	-	35,667

Net loss for the period	(255,905)	(48,611)	(1,766,697)
Deficit, beginning of period	(4,945,040)	(3,459,476)	-

Deficit, end of period	$(5,200,945)	$(3,508,087)	$(1,766,697)

Basic and diluted loss per share (Note 4(f))	$(0.02)	$(0.01)

Grandview Gold Inc.
(A Exploration Stage Company)
(Unaudited)
Statements of Cash Flows

			Cumulative
			from date of
			inception of
	Three Months Ended		exploration
	August 31,	August 31,	stage
	2005	2004	(March 26, 2004)
Cash flows used in operating activities
Net loss for the period	$(255,905)	$(48,611)	$(1,766,697)
Items not involving cash:
Write down of marketable securities	-	-	15,234
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Stock-based compensation	121,291	-	896,904
Change in non-cash operating working capital
Accounts receivable	(19,327)	(31,740)	35,181
Accounts payable and accrued liabilities	19,174	284	73,683

	(134,767)	(80,067)	(780,127)

Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Loan payable	195,000	-	195,000
Share issuance	2,523,880	246,321	3,973,880
Cost of issue	(212,522)	-	(336,603)

	2,506,358	246,321	3,803,683

Cash flows used in investing activities
Expenditures on mining interests	(229,653)	(132,876)	(637,552)

	(229,653)	(132,876)	(637,552)

Increase in cash during the period	2,141,938	33,378	2,386,004

Cash, beginning of period	244,067	1	1

Cash, end of period	$2,386,005	$33,379	$2,386,005

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

1. Nature of business and accounting policies

Grandview Gold Inc. (formerly Consolidated Grandview Inc.) (the "Company" or "Grandview") is incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing in significant equity interests in high-technology companies. As at March 26,2004 the Company changed its direction to a resource exploration company and it is from that time forward that it is considered to be a Exploration Stage Company.

Grandview is a gold exploration Company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending May 31, 2006.

The balance sheet at May 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2005. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2005.

2. Mining interests

Refer to Supplement I of the August 31, 2005 unaudited financial statements for a breakdown of material costs. At August 31, 2005, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

	Balance		Balance	Balance
	June 1,		August 31,	May 31,
Property	2005	Additions	2005	2005

Pony Creek (i)	$411,874	$170,899	$582,773	$411,874
Bissett Lake (i)
Wildcat project (i)	186,800	-	186,800	186,800
Project generation (i)(ii)	55,000	58,754	113,754	55,000
Red Lake (i)	5,562	-	5,562	5,562

	$659,236	$229,653	$888,889	$659,236

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

2. Mining interests (Continued)

(i) The description of these properties can be found in the May 31, 2005 audited financial statements. Comparative figures for May 31, 2005 have been restated to conform with the figures as at August 31, 2005.

(ii) The Company is investigating other property acquisitions. At August 31, 2005, these costs amounted to $113,754. If the Company determines that a specific property acquisition will not continue, the costs associated with the specific property will be written-off.

(iii) On July 20, 2005, the Company signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc. ("Goldcorp") relating to Grandview’s Red Lake property located near Red Lake in northwestern Ontario, Canada. Under the terms of the agreement Goldcorp will be the operator at the Red Lake property and will fund exploration activities.

Details of the option agreement are that Goldcorp may earn a 60% interest in the Red Lake property by incurring expenditures of $100,000 within 18 months of signing the formal option agreement.

Upon Goldcorp satisfying its requirements under the option agreement a joint venture will be formed to continue exploration and development of the Red Lake property. The material terms of the joint venture to be entered into upon fulfillment of the option requirements, will be negotiated and form a part of the formal option agreement.

(iv) On August 25, 2005, the Company signed a letter of intent to enter into an option and joint venture agreement with Fronteer Development Group Inc. ("Fronteer") which would allow Grandview to earn a 51% interest in Fronteer ’s Dixie Lake Property.

3. Loan Payable

On August 16, 2005, the Company entered into a loan agreement with an arm's length party (Northrup Development Corporation) (the "Lender"), whereby the Lender lent the Company $175,000 to be repaid on September 16, 2005 (the "Due Date"). Additionally, the Lender charged the Company a loan fee of $20,000 for a total obligation of $195,000. The loan is unsecured, non-interest bearing, and incurs a late payment penalty of $5,000 for each 30 day period that the loan is outstanding commencing on the day immediately following the Due Date. The Lender, at its sole option, can exchange all or part of the loan and loan fee for securities of the Company, if it is exercised concurrently with an Offering of the securities of the Company. During the period, the Lender exercised its option for $100,000 worth of securities (80,000 common shares) at the same terms and conditions as the concurrent unit private placement (Note 4(b)(1)). As of August 31, 2005, $95,000 of the loan payable was outstanding.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

4. Share Capital

Refer to Supplement II of the August 31, 2005 unaudited financial statements for disclosure of information relating to the outstanding securities of the Company as at September 29, 2005.

(a) Authorized

Unlimited number of common shares

(b) Issued

	Number
	of shares	Amount

Balance, May 31, 2005 (audited)	11,851,494	$4,781,750
Private placement (1)	2,019,104	2,523,880
Debt conversation (Note 3)	80,000	100,000
Warrant valuation (1)	-	(3,150)
Cost of issue - warrant valuation (1)	-	(47,020)
Cost of issue - cash laid out (1)	-	(212,522)

Balance, August 31, 2005 (unaudited)	13,950,598	$7,142,938

(1) The Company closed a brokered private placement of 819,104 units at a price of $1.25 per unit, plus 1,200,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $2,523,880 to the Company.

Each unit consists of one common share of the Company plus one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. 449,552 warrants were issued through this private placement. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $3,150. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility 11.97%, risk-free interest rate - 4.00% and an expected average life of 12 months.

The flow-through renunciation from the brokered private placement will create a future income tax liability of approximately $525,000 which will be allocated as a cost of issuing the flow-through shares after December 31, 2005.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

4. Share Capital (Continued)

(b) Issued (Continued)

(1) - (Continued) The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement ($189,910) as well as reasonable expenses of the Agents and Agents' counsel of ($22,612) and issued 209,910 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until August 31, 2006 and consists of one common share of the Company plus one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $47,020. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility 11.97%, risk-free interest rate - 4.00% and an expected average life of 12 months.

(c) Warrants

The following is a continuity of warrants for the period ended August 31, 2005:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price

Balance, May 31, 2005 (audited)	602,500	$1.44
Granted (Note 4(b)(1))	449,552	1.75
Granted (Note 4(b)(1))	209,910	1.25

Balance, August 31, 2005 (unaudited)	1,261,962	$1.52

The following are the warrants outstanding at August 31, 2005:

	Number	Black
	of	Scholes	Exercise	Expiry
	Warrants	Value	Price ($)	Date

	502,500	$138,188	1.50	December 23, 2005
	100,000	35,200	1.15	December 23, 2005
(Note 4(b)(1))	449,552	3,150	1.75	August 31, 2006
(Note 4(b)(1))	209,910	47,020	1.25	August 31, 2006

	1,261,962	$223,558

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

4. Share Capital (Continued)

(d) Stock options

The following is a continuity of options for the period ended August 31, 2005:

		Weighted
	Number	Average
	of	Exercise
	Options	Price

Balance, May 31, 2005 (audited)	1,125,000	$1.06
Granted	150,000	1.25

Balance, August 31, 2005 (unaudited)	1,275,000	$1.04

The following are the options outstanding at August 31, 2005:

Number	Black-
of	Scholes	Exercise	Expiry
Options	Value	Price ($)	Date

1,050,000	$800,100	1.00	October 1, 2009
75,000	62,850	1.10	December 20, 2009
150,000	142,800	1.25	August 29, 2010

1,275,000	$1,005,750

The stock options have been expensed as follows:

	Number	Expensed	Remainder	Total
	of	at	to be	Stock-option
	Options	August 31, 2005	Expensed	Compensation

(*)	1,050,000	$800,100	$-	$800,100
(*)	75,000	61,104	1,746	62,850
(*)	150,000	35,700	107,100	142,800

	1,275,000	$896,904	$108,846	$1,005,750

(*) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00% and an expected average life of 5 years.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

4. Share capital (Continued)

(e) Contributed Surplus

The following is a continuity of contributed surplus for the period ended August 31, 2005:

Contributed
Surplus

Balance, May 31, 2005 (audited)	$800,613
Vesting of stock options	121,291

Balance, August 31, 2005 (unaudited)	$921,904

(f) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended
	August 31,	August 31,
	2005	2004
Numerator for basic and diluted
loss per share:

Numerator for basic
loss per share	$(255,905)	$(48,611)

Numerator for diluted
loss per share	$(255,905)	$(48,611)

Denominator for basic
loss per share	11,851,494	6,951,522

Denominator for diluted
loss per share	11,851,494	6,951,522

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

4. Share capital (Continued)

(f) Basic and diluted loss per share (Continued)

Basic loss per share	$(0.02)	$(0.01)

Diluted loss per share	$(0.02)	$(0.01)

Diluted loss per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and options, and the conversion of convertible securities was not calculated as the effect would be anti-dilutive.

5. Income taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited May 31, 2005 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

6. Related Party Transactions

On June 1, 2004 the Company entered into a management agreement with a company owned by the President. The President's company provides management and consulting services to the Company in exchange for $11,682 per month. As of August 31, 2005, total payments of $46,728 were made to the President's company. This amount includes management services of $35,046 (2004 - $35,047) and prepaid management services of $11,682 (2004 - $nil). Management services expense also includes $12,992 (2004 - $nil) for out of pocket expenses paid to the President and the President's company.

These transactions have been measured at the exchange amount which is intended to represent fair market value.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

7. Subsequent Events

(a)

On September 15, 2005, the Company closed a brokered private placement of 570,320 units at a price of $1.25 per unit and 20,000 flow-through shares at a price of $1.25 per flow- through share, for aggregate proceeds of $737,900.

Each unit consists of one common share of the Company plus one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006.

In connection with the brokered private placement, the Company paid to the Agents a cash commission equal to 8% of the gross proceeds raised and issued the Agents compensation warrants entitling the Agents to purchase 59,032 units equal to 10% of the number of securities sold.

(b)

On September 30, 2005, the Company and Marum Resources Inc. (MMU:TSX-V) (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

Grandview can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing to be completed by March 31, 2006. Grandview will be the operator of the property until such time as its option to earn the 50% interest is exercised.

(c)	On October 18, 2005, Grandview signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property.

Details of the Option Agreement are that Grandview may earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000, assuming payments totaling $75,000 to the underlying property vendor and issuing 160,000 shares of Grandview to a third party as a finder’s fee.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

7. Subsequent Events (Continued)

(d)

On October 19, 2005 , Grandview closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000. The securities issued under the private placement are subject to a four-month resale restriction.

Haywood Securities Inc. lead the syndicate of agents (collectively the “Agents”), which included Coniston Investment Corp. For their services in connection with the private placement, the Company paid to the Agents a cash commission equal to 8% of the gross proceeds and issued the Agents compensation options entitling the Agents to purchase 40,000 Units. Each unit consists of one common share of the Company plus one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until October 19, 2006.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(e) in the fiscal 2005 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during a interim or fiscal period. This accounting policy had no effect on the Company's interim financial statements for the period ended August 31, 2005. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the period ended August 31, 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the period ended August 31, 2005. Had the Company adopted (FASB) Statement 148 for 2004 and 2003, there would be no effect on earnings since no stock options were issued in the fiscal periods presented in these financial statements.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(b) of the audited annual financial statements for May 31, 2005, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment. Under Canadian GAAP and US GAAP marketable securities and long term investments are written down to net realizable value. Under Canadian GAAP this is shown as an expense on the statement of operations while under US GAAP it is shown as a component of shareholders' equity

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at August 31, 2005 and May 31, 2005 been prepared using US GAAP, such balance sheets would be presented as follows:

	August 31, 2005	May 31,2005

Assets
Current
Cash	$2,386,005	$244,067
Marketable securities	9,766	9,766
Amounts receivable	35,065	24,988
Prepaid expenses	14,921	5,670

	2,445,757	284,491
Property and equipment
Mineral property rights	569,279	400,775

	$3,015,036	$685,266

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$152,191	$133,016
Loan payable	95,000	-

	247,191	133,016

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	7,142,938	4,781,750
Additional paid in capital	25,000	25,000
Warrants	223,558	173,388
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock option compensation	896,904	775,613
Deficit accumulated before change to a exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(2,071,073)	(1,754,019)

	2,767,845	552,250

	$3,015,036	$685,266

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for August 31, 2005, August 31, 2004 and August 31, 2003. Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date of
				inception of
	Three Months Ended			exploration
	August 31,	August 31,	August 31,	stage
	2005	2004	2003	(March 26, 2004)

Expenses
Management services	$48,038	$35,047	$-	$310,901
Investor relations, business
exploration and reporting
issuer maintenance costs	31,090	9,367	-	271,695
Bad debt expense	-	-	-	1,235
Professional fees	24,539	-	500	211,412
Office and administration	30,947	4,197	20	94,983
Gain on forgiveness of debt	-	-	-	(35,667)
Non-cash compensation expense	121,291	-	-	896,904
General exploration	61,149	132,876	-	319,610

Net loss for the period and from
date of inception	(317,054)	(181,487)	(520)	(2,071,073)

Comprehensive income (loss)
items:
Write-down of marketable
securities	-	-	-	(15,234)

Comprehensive loss for the
period	$(317,054)	$(181,487)	$(520)	$(2,086,307)

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued)

Loss per common share
Basic	$0.03	$0.03	$0.00
Diluted	$0.03	$0.03	$0.00

Comprehensive loss per
common share
Basic	$0.03	$0.03	$0.00
Diluted	$0.03	$0.03	$0.00

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP

Common shares before change to a
exploration stage company and as
of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(3,150)
Cost of issue - warrant valuation	-	(47,020)
Cost of issue - cash laid out	-	(336,603)

Balance, August 31, 2005 (unaudited)	13,950,598	$7,142,938

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued) Other changes in shareholders' equity are presented as follows:

Cumulative
adjustments
to
marketable
securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss	(15,234)

Balance, May 31, 2004, May 31, 2005 and
August 31, 2005 (unaudited)	$(315,539)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the period ended August 31, 2005, August 31, 2004 and August 31, 2003.

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued) Such statements under US GAAP are as follows:

Statements of Cash Flows				Cumulative from
				date of
				inception of
	Three Months Ended			exploration
	August 31,	August 31,	August 31,	stage
	2005	2004	2003	(March 26, 2004)

Cash flows used in operating activities

Net loss for the period	$(317,054)	$(181,487)	$(520)	$(2,071,073)
Items not involving cash:
Mining interests settled with cash	-	-	-	250,775
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Non-cash compensation expense	121,291	-	-	896,904
Change in non-cash operating
working capital
Accounts receivable	(19,327)	(31,740)	-	35,181
Accounts payable and
accrued liabilities	19,174	284	503	73,683
Other items	-	-	-	561

	(195,916)	(212,943)	(17)	(848,401)

Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Loan payable	195,000	-	-	195,000
Share issuance	2,523,880	246,321	-	3,973,880
Cost of issue	(212,522)	-	-	(336,603)

	2,506,358	246,321	-	3,803,683

Cash flows from investing activities
Purchase of mineral property
rights	(168,504)	-	-	(569,279)

Increase in cash during the
period	2,141,938	33,378	(17)	2,386,003
Cash, beginning of period	244,067	1	37	1

Cash, end of period	$2,386,005	$33,379	$20	$2,386,004

Grandview Gold Inc.
(A Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2005

8. Differences between Canadian GAAP and US GAAP (Continued) Recent US GAAP accounting pronouncements

In December 2004, FASB issued Statement 123 (revised 2004) entitled "Share-Based Payment". This standard requires the expensing of stock options granted in exchange for employee services, and will be effective for the Company during the quarter ending May 31, 2006. The Company expects that the adoption of FASB 123 (revised 2004) will conform its US accounting with its Canadian accounting for such options.

Grandview Gold Inc.
(A Exploration Stage Company)
Supplement I to the Financial Statements (Unaudited)
Three Months Ended August 31, 2005

MINING INTERESTS BREAKDOWN

Pony Creek

	Three Months Ended
	August 31,	August 31,
	2005	2004

Property acquisition costs	$118,504	$4,000
Geological	50,224	-
Maps and reports (recovery)	(7,724)	-
Travel	9,403	-
Assays	492	-
General exploration	-	132,876

	$170,899	$136,876

Bissett Lake - Project generation
	Three Months Ended
	August 31,	August 31,
	2005	2004

Property acquisition costs	$50,000	$-
Consulting	8,754	-

	$58,754	$-

TOTAL	$229,653	$136,876

Grandview Gold Inc.
(A Exploration Stage Company)
Supplement II to the Financial Statements (Unaudited)
Three Months Ended August 31, 2005

OUTSTANDING SECURITIES AS OF OCTOBER 26, 2005

(a)	15,100,918 common shares outstanding.

(b)	Stock Options - Note 4(d)

(c)	Warrants - 1,646,154 outstanding